FORM 4	OMB APPROVAL OMB Number 3235-0287 Expires: September 30, 1998 Estimated average burden hours per response ....0.5

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Check this box if no longer subject to
Section 16. Form 4 or Form 5 obligations may
continue. See Instruction 1(b).

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person(*)	2. Issuer Name and Ticker or Trading Symbol	6. Relationship of Reporting Person(s)

Oesterreicher James E.	The Dial Corporation (DL)	to Issuer (Check all applicable)

__X__ Director ____ 10% Owner

(Last) (First) (Middle)		_____ Officer (give title below)
	3. IRS or Social Security Number of Reporting Person (Voluntary)	_____ Other (specify below)

15501 N. Dial Boulevard Suite 2212

(Street)
	4. Statement for Month/Year	7. Individual or Joint/Group Filing
Scottsdale, AZ 85260	8/2002	(Check Applicable Line)
_X__ Form filed by One Reporting Person

(City) (State) (Zip)		____ Form filed by More than One Reporting Person
USA	5. If Amendment, Date of Original (Month/Year)

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

				4. Securities Acquired (A)
		3. Transaction Code		or Disposed of (D)
	2. Transaction Date	(Instr. 8)		(Instr. 3, 4 and 5)

					(A)
					or
1. Title of Security (Instr. 3)	(Month/Day/Year)	Code	V	Amount	(D)	Price

The Dial Corporation Common Stock	8/22/2002	M		4,150.00	A	10.8438

The Dial Corporation Common Stock	8/22/2002	F		2,650.00	D	20.59

[Additional columns below]

[Continued from above table]

5. Amount of	6. Ownership Form:
Securities Beneficially	Direct (D) or	7. Nature of Indirect
Owned at End of Month	Indirect (I)	Beneficial Ownership
(Instr. 3 and 4)	(Instr. 4)	(Instr. 4)

D

2,500.00	D

FORM 4 (continued)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

					5. Number of
					Derivative
					Securities
					Acquired (A) or
			4. Transaction		Disposed of (D)
			Code		(Instr. 3, 4,
	2. Conversion or		(Instr. 8)		and 5)
1. Title of Derivative	Exercise Price of	3. Transaction Date
Security (Instr. 3)	Derivative Security	(Month/Day/Year)	Code	V	(A)	(D)

Options - Right to Buy	14.68		A	V	300.00

Options - Right to Buy	16.6350		A	V	200.00

Options - Right to Buy	19.94		A	V	300.00

Options - Right to Buy	19.7800		A	V	4,600.00

Options - Right to Buy	20.80		A	V	200.00

Options - Right to Buy	14.4250

Options - Right to Buy	11.625

Options - Right to Buy	10.8438	8/22/2002	M			4,150.00

Phantom Stock Units	1-for-1		A	V	1,047.01

[Additional columns below]

[Continued from above table]

6. Date Exercisable		7. Title and Amount
and Expiration		Underlying
Date (Month/Day/		Securities
Year)		(Instr. 3 and 4)
				8. Price of
			Amount or	Derivative
Date	Expiration		Number of	Security
Exercisable	Date	Title	Shares	(Instr. 5)

(1)	01/24/2012	The Dial Corporation Common Stock	300.00	14.88

(1)	03/05/2012	The Dial Corporation Common Stock	200.00	16.6350

(1)	06/05/2012	The Dial Corporation Common Stock	300.00	19.94

(2)	6/6/2012	The Dial Corporation Common Stock	4,600.00	19.78

(1)	08/21/2012	The Dial Corporation Common Stock	200.00	20.80

(2)	06/07/2011	The Dial Corporation Common Stock

(2)	8/9/2010	The Dial Corporation Common Stock

	08/17/2010	The Dial Corporation Common Stock	4,150.00	10.8438

(3)		The Dial Corporation Common Stock	1,047.01

9. Number of	10. Ownership
Derivative	Form of
Securities	Derivative	11. Nature of
Beneficially	Security:	Indirect
Owned at End	Direct (D)	Beneficial
of Month	or Indirect (I)	Ownership
(Instr. 4)	(Instr. 4)	(Instr. 4)

300.00	D

200.00	D

300.00	D

4,600.00	D

200.00	D

6,200.00	D

7,700.00	D

4,150.00	D

2,583.15	D

Explanation of Responses:
1. Granted in lieu of payment of Board of Directors meeting fees. Options are 100% vested on the date of grant. 2. Annual stock option award granted pursuant to the 1996 Stock Incentive Plan. 50% of the options are exercisable one year after grant and 100% exercisable two years after grant.
3. Between January 1 and August 23, 2002, the reporting person acquired 1047.01 phantom stock units at a price range of $16.27 to $20.97 as a result of retainer and dividend payments under the Corporations Directors Deferred Compensation Plan.

/s/ James E. Oesterreicher	8/27/02

**Signature of Reporting Person	Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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SEC 1474 (7-96)